                                                                    Exhibit 99.1

GOLDCORP INC.
--------------------------------------------------------------------------------

                                  NEWS RELEASE
Toronto, Canada
November 8, 2000

                            2000 THIRD QUARTER REPORT

   (All amounts in this news release are expressed in United States dollars, unless otherwise indicated.)

MESSAGE TO SHAREHOLDERS

"It's a Done Deal", was the title of our last press release. The merger (Plan of Arrangement) of Goldcorp Inc. and its controlling shareholder became effective on November 1st, 2000.

The new Goldcorp (TSE: G, NYSE: GG), has a simplified share structure, the multiple voting share has been replaced by a one vote common share structure for all shareholders. In addition, the number of shares available for trading has increased by 20% as a result of the merger due to the distribution of CSA controlling shareholdings.

These developments make a good story even better and I am pleased to say that the merger (Plan of Arrangement) was overwhelmingly approved by shareholders.


FINANCIAL RESULTS

Our financial liquidity at the end of the third quarter was solid. We have a good treasury, no debt and our future gold production is not sold forward.

                                                         Three months              Nine months
                                                     ended September 30,        ended September 30,
                                                      2000         1999          2000         1999
                                                    ------       ------        -------      -------
                                         (in millions of U.S. dollars, except per share and ounce amounts)
Revenues                                          $     17.0     $   14.4    $   35.6     $   39.1
Earnings (loss) from operations                         (1.1)         1.2       (11.0)         1.7
Earnings (loss)                                         (0.2)         0.8        (5.8)         1.7
EARNINGS  (LOSS) PER SHARE (FULLY DILUTED)             (0.00)        0.01       (0.07)        0.02
Cash flow (deficiency) from operations                  (1.4)         4.2        (1.2)         4.0
CASH FLOW (DEFICIENCY) FROM OPERATIONS
     PER SHARE (FULLY DILUTED)                         (0.02)        0.05       (0.02)        0.05

Gold sales (ounces)                                   50,058       35,100      93,708       83,876
Average  realized  gold  price  per ounce         $      278     $    259    $    282     $    271

                                                                    As at                 As at
                                                                September 30,          December 31,
LIQUIDITY AND CAPITAL RESOURCES                                      2000                  1999
                                                                 ------------        --------------
                                                                   (in millions of  U.S. dollars)

Cash and short-term investments                                 $       14.3            $    46.8
Working capital                                                         19.2                 55.8
Gold Hedging                                                             nil                  nil
Debt                                                                     nil                  nil

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 2
--------------------------------------------------------------------------------

Operational Highlights

RED LAKE

The Red Lake Development Project continues to be on target for full production in November 2000.

WHARF MINE

                                                     Three months ended           Nine months ended
                                                        September 30,               September 30,
                                                      2000         1999           2000         1999
                                                    ------       ------         ------       ------

   Tons of ore mined (000's)                         1,224        1,060          3,064        3,175
   Tons of waste removed (000's)                     1,063        1,740          5,217        6,462
   Ratio of waste to ore                            0.87:1       1.64:1         1.70:1       2.04:1
   Tons of ore processed (000's)                     1,226        1,113          3,073
      3,172
   Average grade of gold processed
     (ounces per ton)                                0.032        0.040          0.031        0.034
   Gold production (ounces)                         28,511       32,569         70,649       83,135

   Operating cost per ounce
       Cash production cost                        $   211      $   165         $  212       $  186
       Royalties and severance taxes                    19           21             16           19
                                                   -------      -------         ------       ------
       TOTAL CASH COST                                 230          186            228          205
       Non-cash costs                                   17           14             18           16
                                                   -------      -------         ------       ------
       Total operating cost                        $   247      $   200         $  246       $  221
                                                   =======      =======         ======       ======


SASKATCHEWAN MINERALS

                                                     Three months ended           Nine months ended
                                                        September 30,               September 30,
                                                      2000         1999           2000         1999
                                                   -------     --------       --------      -------
                                                           (in millions of  U.S. dollars)

Revenues                                           $   3.0    $     3.2      $     9.0      $   9.5
Operating profit                                       0.2          0.5            1.0          1.7
Operating cash flow                                    0.4          0.6            1.4          2.1

Saskatchewan Minerals was named in an anti-dumping petition in the United States on July 10, 2000. The petition is for the imposition of antidumping duties on anhydrous sodium sulfate. The International Trade Commission denied the petition and the action has been resolved in the company's favour.

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 3
--------------------------------------------------------------------------------




FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.


FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and nine months ended September 30, 2000.

For further information, please contact:

Robert R. McEwen
Chairman and Chief Executive Officer
Telephone: (416) 865-0326

CORPORATE OFFICE:                       TRANSFER AGENT AND REGISTRAR:

145 King Street West                    Montreal Trust Company of Canada
Suite 2700                              151 Front Street West
Toronto, Ontario                        Suite 800
Canada    M5H 1J8                       Toronto, Ontario
Telephone: (416) 865-0326               Canada   M5J 2N1
Facsimile: (416) 361-5741               Telephone: (416) 981-9500
General enquires: (800) 813-1412        Facsimile: (416) 981-9800
(Canada and United States)              Enquiries regarding shares,
                                        lost certificates, change
                                        of address and other matters:
                                        (800) 663-9097
email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG")
                                      -30-

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 4
--------------------------------------------------------------------------------


GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(in   thousands  of  United  States dollars)

                                                                           As at              As at
                                                                   September 30,       December 31,
                                                                            2000               1999
                                                                  --------------    ---------------
                                                                     (unaudited)
ASSETS

CURRENT ASSETS
    Cash and short-term investments                                   $   14,345         $   46,847
    Gold bullion inventory                                                   884                601
    Accounts receivable                                                    4,903              5,658
    Income taxes receivable                                                                   1,079
    Marketable securities                                                  4,386              4,696
    Inventories                                                            8,046              5,432
    Future income taxes                                                      758                803
    Prepaid expenses                                                         766                843
                                                                  --------------      -------------
                                                                          34,088             65,959

MINING INTERESTS, NET                                                    131,348            107,335
DEPOSITS FOR RECLAMATION COSTS                                             4,034              5,070
FUTURE INCOME TAXES                                                        2,762              2,952
OTHER ASSETS                                                                 468                376
                                                                  --------------      -------------

                                                                     $   172,700        $   181,692
                                                                  ==============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                         $    12,016        $    10,113
    Income taxes payable                                                   2,899
                                                                  --------------      -------------
                                                                          14,915             10,113
                                                                  --------------      -------------

PROVISION FOR RECLAMATION COSTS AND
    OTHER LIABILITIES                                                      7,843              7,254
                                                                  --------------      -------------
FUTURE INCOME TAXES (note 2)                                              13,304             17,429
                                                                  --------------      -------------

SHAREHOLDERS' EQUITY
    Capital stock (note 6)                                               136,967            133,909
    Note receivable for capital stock (note 6)                            (2,413)
    Contributed surplus                                                    5,569              5,569
    Cumulative translation adjustment                                     (6,314)            (1,175)
    Retained earnings (note 2)                                             2,829              8,593
                                                                  --------------      -------------
                                                                         136,638            146,896
                                                                  --------------      -------------

                                                                     $   172,700        $   181,692
                                                                  ==============      =============

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 5
--------------------------------------------------------------------------------


CONSOLIDATED   STATEMENTS   OF  OPERATIONS (UNAUDITED)
(in  thousands of United  States  dollars, except per share amounts)

                                                  Three months ended           Nine months ended
                                                     September 30,                September 30,
                                                      2000         1999           2000         1999
                                               -----------  -----------    -----------  -----------
Revenues
    Gold bullion                               $    14,010  $     9,112    $    26,556  $    22,835
    Industrial minerals                              2,997        5,270          9,018       16,258
                                               -----------  -----------    -----------  -----------
                                                    17,007       14,382         35,574       39,093
                                               -----------  -----------    -----------  -----------
Expenses
    Operating                                       14,249       11,271         32,307       31,661
    Red Lake strike
       settlement expense (note 5)                                               5,994
    Corporate administration                         1,385          789          3,476        2,453
    Depreciation, depletion and
       reclamation                                   2,051          957          3,973        2,659
    Exploration                                        446          215            870          652
                                               -----------  -----------    -----------  -----------
                                                    18,131       13,232         46,620       37,425
                                               -----------  -----------    -----------  -----------

Earnings (loss) from operations                     (1,124)       1,150        (11,046)       1,668
                                               -----------  -----------    -----------  -----------

Other income (expense)
    Interest and other income                          424          634          2,305        1,455
    Gain on marketable securities                      397                         397
    Increase in provision for decline
       in value of marketable securities               (34)        (853)           (34)        (364)
                                               -----------  -----------    -----------  -----------
                                                       787         (219)         2,668        1,091
                                               -----------  -----------    -----------  -----------

Earnings (loss) before taxes                          (337)         931         (8,378)       2,759
Income and mining taxes (recovery)
    (notes 2 and 3)                                   (158)         156         (2,614)       1,022
                                               -----------  -----------    -----------  -----------

Earnings (loss) for the period                 $      (179) $       775    $    (5,764) $     1,737
                                               ===========  ===========    ===========  ===========
Earnings (loss) per share                      $     (0.00) $      0.01    $     (0.07) $      0.02
                                               ===========  ===========    ===========  ===========
Weighted average number of shares
    outstanding (000's)                             78,874       77,918         78,593       74,548
                                               ===========  ===========    ===========  ===========




The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 6
--------------------------------------------------------------------------------


CONSOLIDATED   STATEMENTS  OF  CASH  FLOWS (UNAUDITED)
(in thousands of United States dollars)

                                                 Three months ended           Nine months ended
                                                    September 30,               September 30,
                                                      2000         1999           2000         1999
                                               -----------  -----------    -----------  -----------
Cash provided by (used in)
Operating activities
    Earnings (loss) for the period             $      (179)     $   775     $   (5,764)   $   1,737
    Items not affecting cash
       Depreciation, depletion and
         reclamation                                 2,051          957          3,973        2,659
       Gain on marketable securities                  (397)                       (397)
       Increase in provision for decline in
          value of marketable securities                34          853             34          364
       Future income taxes                            (411)        (337)        (3,413)        (115)
       Other                                          (186)        (565)          (399)      (1,297)
                                               -----------  -----------    -----------  -----------
                                                       912        1,683         (5,966)       3,348
    Change in non-cash operating
       working capital                              (2,274)       2,514          4,754          693
                                               -----------  -----------    -----------  -----------
Net cash provided by (used in)
    operating activities                            (1,362)       4,197         (1,212)       4,041
                                               -----------  -----------    -----------  -----------

Investing activities
    Mining interests                                (5,926)      (8,074)       (31,703)     (17,467)
    Purchases of marketable securities                                            (460)        (681)
    Decrease (increase) in deposits for
       reclamation costs                             1,162          (91)         1,019       (1,045)
    Other                                                                                       173
                                               -----------  -----------    -----------  -----------
Net cash used in investing activities               (4,764)      (8,165)       (31,144)     (19,020)
                                               -----------  -----------    -----------  -----------

Financing activities
    Issue of capital stock, net                        191           36            645       47,315
                                               -----------  -----------    -----------  -----------
Net cash provided by financing activities              191           36            645       47,315
                                               -----------  -----------    -----------  -----------
Effect of exchange rate changes on cash                (88)        (218)          (791)        (192)
                                               -----------  -----------    -----------  -----------
Increase (decrease) in cash and
    short-term investments                          (6,023)      (4,150)       (32,502)      32,144
Cash and short-term investments
    at beginning of period                          20,368       45,642         46,847        9,348
                                               -----------  -----------    -----------  -----------
Cash and short-term investments
    at end of period                           $    14,345   $   41,492    $    14,345   $   41,492
                                               ===========  ===========    ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 7
--------------------------------------------------------------------------------



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1998. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.   CHANGE IN ACCOUNTING POLICY

     In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, "Accounting for Income Taxes". The standard requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

     The company has adopted the asset and liability method for the nine months ended September 30, 2000, and has retroactively restated the 1999 results. The retained earnings as at December 31, 1999 have been decreased by $573,000 as a result of this change. The following summarizes the impact of applying Section 3465 on net income for the nine months ended September 30, 1999:

                                                            September 30,
                                                                1999
                                                            -------------
                                                                (000's)
     Net Income, as previously reported                            $1,692
     Effect of Section 3465                                            45
                                                              -----------
     Net Income, as restated                                       $1,737
                                                              -----------

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 8
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INCOME TAXES

     The Company has a net future tax liability. The most recent Ontario budget included proposed corporate income and mining tax rate reductions, which reduces this liability. Pursuant to the adoption of the liability method of accounting for future income taxes, the impact of the rate reduction on future income taxes is recognized in the period that the rate change is considered to be substantially enacted. Accordingly, the future income tax provision for the nine months ending September 30, 2000 includes a reduction of $344,000 in the future tax liability.


4.   RED LAKE MINE START-UP ACTIVITIES

     During the second quarter of 2000 the start-up of production began at the Red Lake Mine, with the first gold pour taking place on August 1, 2000. This start-up period will last until commercial production levels are reached, which is expected in the fourth quarter of 2000. Start-up activities, which include Goldcorp's revenues and operating costs during this period, are not capitalized, but recorded in the operations.


5.   UNION SETTLEMENT

     On April 21, 2000, an agreement was reached between the Company and the employee's union to end the 46-month long strike. The Union agreed that it would no longer represent employees at the Company's operations in Red Lake in return for a severance package for the striking employees totalling $5,994,000 and job offers to a minimum of 45 former unionized employees when the mine reopens. Included in the severance package are a total of 219,000 stock options that were granted to the unionized employees to acquire Class A Goldcorp shares. The stock options were issued in April after the strike settlement with an exercise price equal to the market value of Goldcorp common shares at the date the options were issued and expire May 26, 2003, with 33 1/3% of the options vesting each year over the next three years. The Company has recorded the cost of the severance package as a charge to income in the nine months ended September 30, 2000.


6.   CAPITAL STOCK

     At September 30, 2000, the Company had a total of 86,168,379 shares outstanding on a fully diluted basis. Included in this amount is 4,282,733 Class A stock options and 6,000,000 one-half share purchase warrants to acquire 3,000,000 Class A shares.

Goldcorp Inc. -- 2000 Third Quarter Results                               Page 9
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On April 3, 2000, an officer of the Company exercised stock options for 700,000 Class A Goldcorp shares. The Company received, as consideration from the officer, a note secured by the common shares for the total exercise price of $2,413,000. The term of the note is one year with interest charged at a rate of prime plus one percent.


7.   AMALGAMATION

     On September 29, 2000, Goldcorp and CSA announced that their respective Boards of Directors approved the proposed reorganization (the "Reorganization") whereby shareholders of Goldcorp and CSA would receive common shares of the new Goldcorp Inc. ("New Goldcorp"). Goldcorp, CSA and the New Goldcorp will be amalgamated and all Goldcorp shares held by CSA will be cancelled. Holders of Goldcorp and CSA shares will exchange shares on the following basis:

     - 1.00 New Goldcorp common share for 1.00 Goldcorp Class A subordinate voting share;

     - 1.25 New Goldcorp common shares for 1.00 Goldcorp Class B share;

     - 2.10 New Goldcorp common shares for 1.00 CSA Class A non-voting share;

     - 6.00 New Goldcorp common shares for 1.00 CSA Class B share.

     Holders of Goldcorp stock options and warrants, and CSA stock options will receive identical New Goldcorp instruments converted on the same basis as the underlying shares. Currently there are warrants outstanding to acquire 3,000,000 Goldcorp Class A shares, and stock options outstanding to acquire 4,283,000 Goldcorp Class A shares and 393,000 CSA Class A shares. On completion of the Reorganization, New Goldcorp will have approximately 81,123,000 common shares outstanding at September 30, 2000, on a proforma basis, which has been calculated as follows:

                                                                                                      Proforma
                                     Total                       New Goldcorp     Shares to be      New Goldcorp
                                     shares         Exchange       shares to      cancelled on          shares
     Share description            outstanding        ratio         be issued      amalgamation       outstanding
     -----------------            -----------      ---------   ---------------   -------------    ----------------
                                    (000's)                        (000's)          (000's)            (000's)
     Goldcorp Class A                73,550          1.00           73,550          (8,935)             64,615
     Goldcorp Class B                 5,333          1.25            6,666          (5,792)                874
     CSA Class A                      6,039          2.10           12,682              --              12,682
     CSA Class B                        492          6.00            2,952              --               2,952
                                                                 ---------         -------          ----------
                                                                    95,850          (14,727)            81,123
                                                                 =========         ========         ==========

     On October 30, 2000, the shareholders for both Goldcorp and CSA approved the proposed reorganization and effective November 1, 2000, the merged Company, Goldcorp Inc., began trading on the Toronto and New York stock exchanges.